UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about Ordinary and Extraordinary General Meetings
—

Rio de Janeiro, April 16, 2025 – Petróleo Brasileiro S.A. - Petrobras informs that the Annual General Meeting held today deliberated and approved, by majority, the following:

ANNUAL GENERAL MEETING

I.	Management accounts, examination, discussion and voting on the Management Report and the Company's Financial Statements, accompanied by the independent auditors' report and the opinion of Petrobras' Audit Board, for the fiscal year ending 31 December 2024.

II.	Allocation of the Result for the 2024 fiscal year, with the payment of the complementary dividend in two instalments: (i) the first on 20 May 2025, in the amount of R$ 0. 36769707 per share (ordinary or preferred) in circulation; and (ii) the second on 20 June 2025, in the amount of R$ 0.36769708 per share (ordinary or preferred) in circulation.

III.	Election of 8 (eight) members of the Petrobras Board of Directors, by multiple vote, as follows:

•	Mr. Aloisio Macário Ferreira de Souza
•	Mr. Bruno Moretti
•	Mr. José Fernando Coura
•	Mr. José João Abdalla Filho
•	Mrs. Magda Maria de Regina Chambriard
•	Mr. Pietro Adamo Sampaio Mendes
•	Mr. Rafael Ramalho Dubeux
•	Mr. Renato Campos Galuppo

IV.	Deliberation on the independence of the following elected members of the Board of Directors, qualifying them as independent Board members:

•	Mr. Aloisio Macário Ferreira de Souza
•	Mr. José Fernando Coura
•	Mr. José João Abdalla Filho
•	Mr. Rafael Ramalho Dubeux
•	Mr. Renato Campos Galuppo

V.	Election of Mr. Pietro Adamo Sampaio Mendes as Chairman of the Board of Directors;

VI.	Establishment of 5 (five) members for the Fiscal Council.

VII.	Election of 5 (five) members of the Fiscal Council and their substitutes, as follows:

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Elected by the Controlling Shareholder

•	Mrs. Cristina Bueno Camatta (holder) e Sr. Sidnei Bispo (substitute)
•	Mr. Daniel Cabaleiro Saldanha (holder) e Sr. Gustavo Gonçalves Manfrim (substitute)
•	Mrs. Viviane Aparecida da Silva Varga (holder) e Sr. David Rebelo Athayde (substitute)

Elected by Minority Shareholders Holding of Common Shares

•	Sr. Ronaldo Dias (holder) e Sr. Ricardo José Martins Gimenez (substitute)

Elected by the Shareholders Holding Preferred Shares

•	Sr. Reginaldo Ferreira Alexandre (holder) e Sr. Vasco de Freitas Barcellos Neto (substitute)

VIII.	Establishment of the remuneration of the Directors, the members of the Fiscal Council and the members of the Statutory Advisory Committees to the Board of Directors under the terms of the

Union vote, following the guidance of the Secretariat for the Coordination and Governance of State-Owned Enterprises - SEST, with a global remuneration limit for the period between April 2025 and March 2026: of up to R$ 47,568,943.08 to be paid to the directors; up to R$ 1,398,882.90 to be paid to the Fiscal Council Members; up to R$ 3,637,094.82 to be paid to the Statutory Audit Committee; up to R$ 4,476,424.38 to be paid to the Conglomerate's Statutory Audit Committee; and up to R$ 2,797,768.80 to be paid to the other Statutory Advisory Committees to the Board of Directors.

Petrobras also informs that the EXTRAORDINARY GENERAL MEETING held today approved, by majority vote, the amendment of articles 1, paragraph 3; 3; 4; 18, paragraph 5; 28, paragraphs 2, 3 and 5; 29; and 34 of the Bylaws in the form of the Management proposal and the consequent consolidation of these Bylaws.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer